FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of February 2003

                           HOLMES FINANCING (No 3) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ....X.... Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ....... No ...X....

Holmes Financing (No. 3) PLC
 Profit & Loss Account
 Period ended 15 January 2003

                                                                     This Quarter     Prior Quarter
                                                                      (pound)'000       (pound)'000

 Interest receivable - Inter-company loan                                  23,024            23,464
 Interest receivable - Cash deposits                                            -                 -
                                                                  ----------------------------------
                                                                           23,024            23,464

 Interest payable - Notes                                                (23,024)          (23,464)
 Interest payable
                                                                  ----------------------------------
                                                                         (23,024)          (23,464)

                                                                  ----------------------------------
 Net operating income                                                           -                 -

 Other income                                                                  50                45
 Operating expenses                                                          (50)              (45)

                                                                  ----------------------------------
 Profit on ordinary activities before taxation                                  -                 -

 Taxation                                                                       -                 -

                                                                  ----------------------------------
 Profit on ordinary activities after taxation
                                                                                -                 -
 Dividend
                                                                                -                 -

 Retained profit brought forward                                                -                 -

                                                                  ----------------------------------
 Retained profit carried forward                                                -                 -
                                                                  ==================================

 Holmes Financing (No. 3) PLC
 Balance Sheet
 Period ended 15 January 2003


                                                                                        (pound)'000

 Fixed asset investments
 Loans to Funding                                                                         1,417,000

 Current assets
 Sundry debtors                                                                68
 Cash at bank                                                                   6
                                                                  ------------------
                                                                               74
                                                                  ------------------

 Creditors: Amounts falling due within one year
 Sundry creditors                                                              61
                                                                  ------------------
                                                                               61
                                                                  ------------------

 Net current assets                                                                               13

                                                                                    ----------------
 Total assets less current liabilities                                                     1,417,013

 Creditors: Amounts falling due after more than one year
 Amounts due to noteholders                                                             (1,417,000)
                                                                                    ----------------
 Net assets                                                                                      13
                                                                                    ================

 Capital and reserves
 Share capital                                                                                   13
 Reserves                                                                                         -
                                                                                    ----------------
                                                                                                 13
                                                                                    ================

Holmes Financing (No. 3) PLC
 Notes Outstanding
 Period ended 15 January 2003

                                               Series 1 Class A      Series 2 Class A      Series 3 Class A

 Moody's current rating                                     Aaa                   Aaa                   Aaa
 S&P current rating                                         AAA                   AAA                   AAA
 Fitch Ratings current rating                               AAA                   AAA                   AAA

                                               Series 1 Class B      Series 2 Class B      Series 3 Class B

 Moody's current rating                                     Aa3                   Aa3                   Aa3
 S&P current rating                                          AA                    AA                    AA
 Fitch Ratings current rating                                AA                    AA                    AA

                                               Series 1 Class C      Series 2 Class C      Series 3 Class C

 Moody's current rating                                    Baa2                  Baa2                  Baa2
 S&P current rating                                         BBB                   BBB                   BBB
 Fitch Ratings current rating                               BBB                   BBB                   BBB

                                               Series 1 Class A      Series 2 Class A      Series 3 Class A
                                                              $                     $                (euro)

 Initial note balance                             1,060,000,000         1,060,000,000           805,000,000
 Previous quarter's note principal                1,060,000,000         1,060,000,000           805,000,000
 Note redemptions                               (1,060,000,000)
                                                                                    -                     -
 Outstanding note principal                                             1,060,000,000           805,000,000
                                                              -

                                               Series 1 Class B      Series 2 Class B      Series 3 Class B
                                                              $                     $                (euro)

 Initial note balance                                32,500,000            32,500,000            24,000,000
 Previous quarter's note principal                   32,500,000            32,500,000            24,000,000
 Note redemptions                                             -                     -                     -
 Outstanding note principal                          32,500,000            32,500,000            24,000,000

                                               Series 1 Class C      Series 2 Class C      Series 3 Class C
                                                              $                     $                (euro)

 Initial note balance                                53,000,000            53,000,000            50,000,000
 Previous quarter's note principal                   53,000,000            53,000,000            50,000,000
 Note redemptions                                             -                     -                     -
 Outstanding note principal                          53,000,000            53,000,000            50,000,000

                                               Series 1 Class A      Series 2 Class A      Series 3 Class A

 Note interest margins                                       12                    16                    24
 Step up dates                                              N/A                   N/A            16/07/2006
 Step up margins                                            N/A                   N/A                    48

                                               Series 1 Class B      Series 2 Class B      Series 3 Class B

 Note interest margins                                       35                    40                    40
 Step up dates                                       16/07/2006            16/07/2006            16/07/2006
 Step up margins                                             70                    80                    80

                                               Series 1 Class C      Series 2 Class C      Series 3 Class C

 Note interest margins                                      120                   127                   150
 Step up dates                                       16/07/2006            16/07/2006            16/07/2006
 Step up margins                                            220                   227                   250


Holmes Financing (No. 3) PLC
 Notes Outstanding
 Period ended 15 January 2003


 Interest payment cycle      Quarterly
 Interest payment date       15th or next business day
 Next interest payment date  15/04/2003

 Liquidity facility limit    (pound) 25,000,000
 Liquidity facility drawn                   Nil
 Liquidity facility
   available                 (pound) 25,000,000

Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 January 2003

                                                                     This Quarter      Prior Quarter
                                                                     (pound)'000         (pound)'000

 Interest receivable - Mortgages                                          308,910            255,177
 Interest receivable - Cash Deposits                                        3,230              3,123
                                                                -------------------------------------
                                                                          312,140            258,300

 Interest payable - Mortgages                                           (308,910)          (255,177)
 Interest payable - Cash Deposits                                         (3,230)            (3,123)
                                                                -------------------------------------
                                                                        (312,140)          (258,300)

                                                                -------------------------------------
 Net operating income                                                          -                  -

 Fees receivable                                                            3,638              3,169
 Fees payable                                                             (3,638)            (3,169)

 Operating expenses                                                       (3,627)            (3,318)
 Provision charges                                                       (18,474)                 32
 Other income
                                                                           22,101              3,286

                                                                  -----------------------------------
 Profit on ordinary activities before taxation                                  -                  -

 Taxation                                                                       -                  -

                                                                  -----------------------------------
 Profit on ordinary activities after taxation                                   -                  -

 Dividend                                                                       -                  -

 Retained profit brought forward                                                -                  -
                                                                  -----------------------------------
 Retained profit carried forward                                                -                  -
                                                                  ===================================

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 January 2003

                                                                                         (pound)'000

 Fixed asset investments
 Mortgage loans secured on residential property                                           23,640,791

 Current assets
 Bank interest receivable                                                    505
 Cash at bank                                                            173,414
 Other debtors                                                            28,963
 Amounts due from Funding                                                 36,657
                                                               -----------------
                                                                         239,539
                                                               -----------------

 Creditors: Amounts falling due within one year
 Amounts due to Seller                                                 (239,458)
 Sundry creditors                                                           (81)
                                                               -----------------
                                                                       (239,539)
                                                               -----------------

 Net current assets                                                                                0

                                                                                    -----------------
 Total assets less current liabilities                                                    23,640,791

 Creditors: Amounts falling after more than one year
 Seller share of mortgage loans                                                          (9,961,307)
 Funding share of mortgage loans                                                        (13,679,484)


                                                                                    -----------------
 Net assets                                                                                        0
                                                                                    =================

 Capital and reserves
 Share capital ((pound)2)                                                                          0
 Reserves                                                                                          0
                                                                                    -----------------
                                                                                                   0
                                                                                    =================

Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 January 2003


                                                          This Quarter     Prior Quarter
                                                           (pound)'000       (pound)'000

 Interest receivable - Mortgages                               157,290           128,128
 Interest receivable - Cash Deposits                             8,230             5,335
                                                       ----------------------------------
                                                               165,520           133,463

 Interest payable - Inter-company loans                      (145,056)         (120,641)
 Interest payable - Start up loans                               (707)             (662)
                                                       ----------------------------------
                                                             (145,762)         (121,303)

                                                       ----------------------------------
 Net operating income                                           19,757            12,160

 Other income                                                    4,031             3,630

 Operating expenses                                           (15,938)           (5,005)
 Deferred consideration                                       (18,502)          (10,742)

                                                       ----------------------------------
 Profit/(loss) on ordinary activities before taxation         (10,652)                43

 Taxation                                                         (11)               (4)

                                                       ----------------------------------
 Profit/(loss) on ordinary activities after taxation          (10,663)
                                                                                      39

 Dividend                                                            -                 -

 Retained profit/(loss) brought forward                        (4,040)           (4,079)

                                                       ----------------------------------
 Retained profit/(loss) carried forward                       (14,703)           (4,040)
                                                       ==================================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 January 2003

                                                                                        (pound)'000

 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                                         13,679,484

 Current assets
 Deferred expenditure (costs of securing)                                  27,986
 Sundry debtors                                                               358
 Cash at bank:
      Reserve funding                                                     195,411
      Transaction account                                                   1,854
      Funding GIC account                                                  58,133
                                                                --------------------
                                                                          283,742
                                                                --------------------

 Creditors: Amounts falling due within one year
 Deferred consideration creditor                                          127,083
 Interest payable accrual                                                   5,615
 Amounts due to Trustee                                                    36,657
 Sundry creditors                                                           1,845
                                                                  ------------------
                                                                          171,200
                                                                  ------------------

 Net current assets                                                                         112,542
                                                                                    ----------------
 Total assets less current liabilities                                                   13,792,026

 Creditors: Amounts falling due after more than one year
 Inter-company loans                                                                   (13,744,279)
 Start up loans                                                                            (62,450)

                                                                                    ----------------
 Net assets                                                                                (14,703)
                                                                                    ================

 Capital and reserves
 Share capital ((pound)2)
                                                                                                  -
 Reserves                                                                                  (14,703)
                                                                                    ----------------
                                                                                           (14,703)
                                                                                    ================

 Holmes Funding Limited
 First Issuer Notes to Balance Sheet
 Period ended 15 January 2003

                                                                                        (pound)'000       (pound)'000

 Balance on cash accumulation ledger                                                            Nil
                                                                                    ================


 Available credit enhancement

 First reserve fund at closing                                                               195,411
                                                                                    ----------------

 Initial closing first reserve funds                                                        185,000
 Drawings to make bullet repayment                                                                -
 Other drawings                                                                                   -
 Transfers from revenue receipts                                                             10,411
                                                                                  ------------------
 Closing first reserve balance                                                              195,411
                                                                                  ------------------

 Target first reserve funds                                                                 291,000
                                                                                  ==================


 Principal deficiency ledger                                                                    AAA               BBB

 Opening PDL balance                                                                            Nil               Nil
 Losses this quarter                                                                              -                 -
 PDL top up from revenue income                                                                   -                 -
                                                                                  ------------------  ----------------
 Closing PDL balance                                                                            Nil               Nil
                                                                                  ==================  ================


 Start up loan outstanding

 Initial balance                                                                              26,250
                                                                                    ----------------

 Initial closing outstanding                                                                 13,000
 Second start up loan                                                                        13,250
 Third start up loan                                                                         17,500
 Fourth start up loan                                                                         7,500
 Fifth start up loan                                                                          5,100
 Sixth start up loan                                                                          6,100
 Accrued interest                                                                             5,615
 Repayments made                                                                                  -
                                                                                  ------------------
 Closing balance                                                                              68,065
                                                                                  ==================


 Liquidity facility

 Liquidity facility limit                                                                     45,000
 Liquidity facility drawn                                                                          -
 Liquidity facility available                                                                 45,000

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 3) PLC






         Dated: 10 February 2003                     By  /s/  Peter Lott
                                                        -----------------------
                                                        (Authorised Signatory)